Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended
	March 31,
(In thousands, except ratio)	2010	2009
Earnings (Loss):
Income (loss) from continuing operations	$(52,176)	$57,077
Amortization of capitalized interest	40	34
Capitalized interest	(37)	(194)
Fixed charges (below)	31,561	25,442
Earnings (loss) adjusted for fixed charges	$(20,612)	$82,359

Fixed charges:
Interest expense	$31,001	$24,716
Capitalized interest	37	194
Portion of rent expense representative of interest	523	532
Total fixed charges	$31,561	$25,442

Ratio of earnings to fixed charges	-	3.24

Coverage deficiency	$52,173	$-

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